CORONUS SOLAR INC.
1100-1200 West 73rd Avenue
Vancouver, British Columbia  V6P 6G5
Tel:  (604) 267-7078

December 13, 2010

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Coronus Solar Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
Form 10-Q for Quarter Ended September 30, 2010
File No. 000-53697

Dear Mr Spirgel:

In response to your letter of comments dated December 9, 2010, please be advised as follows:

General

1.	As instructed, we filed the proposed amendments to our March 31, 2010 Form 10-K and our September 30, 2010 Form 10-Q.

Form 10-Q for the Quarter Ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 21

2.
We further revised our discussion to clearly explain that we extended the balance payable dates for our respective land purchase contracts because we lacked (and still lack) the funds to pay the contractual balances due.

3.	We revised our source of funds disclosure to clearly explain what we mean by a “tax equity transaction”.

4.	As requested, we ensured that the land purchase agreements we filed as Exhibits 10.10 and 10.11 on EDGAR were in readable form.

Exhibits, page 24

5.	As requested, we ensured that our exhibit index accurately conveyed which exhibits were filed with our amended Form 10-Q and which exhibits were incorporated by reference.

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
RE:	Coronus Solar Inc.
Form 10-K for Fiscal Year Ended March 31, 2010
Form 10-Q for Quarter Ended September 30, 2010
File No. 000-53697
December 13, 2010
Page 2

Further, please be advised that Coronus Solar Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

CORONUS SOLAR INC.

BY:	JEFF THACHUK
Jeff Thachuk, President